Exhibit 99.1

TRANSCANADA CORPORATION – FOURTH QUARTER 2007

Media Inquiries:	Cecily Dobson / Shela Shapiro	(403) 920-7859
(800) 608-7859

Investor and Analyst Inquiries:	David Moneta / Myles Dougan / Terry Hook	(403) 920-7911
(800) 361-6522

NewsRelease

TransCanada Reports 10 Per Cent Increase in Comparable Earnings for 2007
Common Share Dividend Increased by Six Per Cent

CALGARY, Alberta – January 29, 2008 – (TSX: TRP) (NYSE: TRP)

Fourth Quarter and Year-End 2007 Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	Net income for fourth quarter 2007 of $377 million ($0.70 per share), an increase of approximately 27 per cent on a per share basis compared to 2006
•	Comparable earnings for fourth quarter 2007 of $307 million ($0.57 per share), an increase of approximately eight per cent on a per share basis compared to 2006
•	Net income for the year ended December 31, 2007 of $1.223 billion ($2.31 per share), an increase of approximately five per cent on a per share basis compared to 2006
•	Comparable earnings for the year ended December 31, 2007 of $1.107 billion ($2.09 per share), an increase of approximately 10 per cent on a per share basis compared to 2006
•	Funds generated from operations for fourth quarter and year ended December 31, 2007 of $741 million and $2.621 billion, an increase of approximately 12 and 10 per cent respectively
•	Dividend of $0.36 per common share declared by the Board of Directors, an increase of six per cent

“TransCanada’s strong financial performance in the fourth quarter and throughout 2007 is a result of solid contributions from our existing assets and the growing cash flow and earnings from newly acquired and developed assets such as the ANR pipeline system and the Edson gas storage facility in Alberta,” said Hal Kvisle, TransCanada president and chief executive officer. “Our strong financial performance in 2007 has enabled our Board of Directors to increase the quarterly dividend on the company’s common shares by six per cent to $0.36 per share.”

“We are pleased with TransCanada’s advancements of our pipeline and energy projects in 2007.  Significant milestones in the fourth quarter included certain regulatory approvals for our Keystone pipeline project,  the announcement of an expansion of  the Alberta System and the installation of the sixteenth and final new steam generator at the Bruce A power plant. It is through advancement of large-scale infrastructure initiatives such as these that we expect to generate strong long-term financial returns for our shareholders,” added Mr. Kvisle.

FOURTH QUARTER NEWS RELEASE 2007 –  TRANSCANADA [2

TransCanada Corporation (TransCanada or the Company) reported net income for fourth quarter 2007 of $377 million ($0.70 per share) compared to $269 million ($0.55 per share) for fourth quarter 2006.

Comparable earnings were $307 million ($0.57 per share) for fourth quarter 2007 compared to $257 million ($0.53 per share) in fourth quarter 2006. The $50 million ($0.04 per share) increase was due to higher contributions from the Pipelines business reflecting additional income earned from the acquisition of American Natural Resources Company and the ANR Storage Company (collectively, ANR), higher earnings as a result of rate settlements for both the Canadian Mainline and the Gas Transmission Northwest System and lower operating costs on the Alberta System. Comparable earnings were lower in the Energy business primarily due to the impact of lower realized power prices in Alberta and lower contributions from Bruce Power. Comparable earnings in fourth quarter 2007 excluded $56 million of favourable income tax adjustments resulting from changes in Canadian federal income tax legislation and a $14 million gain on sale of land, and in fourth quarter 2006, excluded $12 million of income tax refunds.

Net income and net income from continuing operations (net earnings) was $1.223 billion ($2.31 per share) for the year ended December 31, 2007 compared to net income of $1.079 billion ($2.21 per share), and net earnings of $1.051 billion ($2.15 per share) for 2006.

Comparable earnings for the year ended December 31, 2007 were $1.107 billion ($2.09 per share), compared to $925 million ($1.90 per share) for 2006. The $182 million ($0.19 per share) increase was primarily due to additional income earned from the acquisition of ANR, higher earnings from the Canadian Mainline and the start-up in late 2006 of the Bécancour and Edson facilities. Partially offsetting these increases was a lower contribution from Bruce Power. Comparable earnings for the year ended December 31, 2007 excluded positive income tax adjustments of $102 million and the $14 million gain on sale of land. Comparable earnings for the year ended December 31, 2006, excluded $95 million in favourable income tax adjustments, an $18 million bankruptcy settlement with Mirant Corporation and certain of its subsidiaries, and a $13 million gain on the sale of TransCanada’s interest in Northern Border Partners, L.P.

Net cash provided by operations in fourth quarter 2007 was $695 million compared to $493 million for the same period in 2006. Net cash provided by operations for the year ended December 31, 2007 was $2.836 billion compared to $2.075 billion for the same period in 2006. The increase in net cash provided by operations was primarily due to an increase in funds generated from operations and a decrease in operating working capital.

Funds generated from operations were $741 million and $2.621 billion for the quarter and year ended December 31, 2007, an increase of $81 million and $243 million, respectively, when compared to the same periods in 2006.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines

▪
On January 11, 2008, TransCanada received the Final Environmental Impact Statement (FEIS) from the U.S. Department of State regarding the Keystone oil pipeline project (Keystone) stating the pipeline would result in limited adverse impacts. A decision is anticipated mid-February 2008 regarding Keystone’s application for a Presidential Permit authorizing the construction and operation of the facilities at the U.S./Canada border crossing. Construction and material supply contracts totaling approximately $3.0 billion have been awarded for pipe, tanks, pumps and related materials, and engineering and construction management services. Receipt and stockpiling of line pipe has begun and construction activities are scheduled to commence February 2008.

FOURTH QUARTER NEWS RELEASE 2007 –  TRANSCANADA [3

▪
On January 22, ConocoPhillips and TransCanada announced that ConocoPhillips acquired a 50 per cent ownership interest in the Keystone oil pipeline project. A previously signed Memorandum of Understanding committed ConocoPhillips to ship crude oil on the pipeline and gave the right to acquire up to 50 per cent ownership interest. Affiliates of TransCanada will be responsible for constructing and operating the 3,456-kilometre (2,148-mile) Keystone Pipeline.

▪
On November 1, 2007, the Gas Transmission Northwest System filed a Stipulation and Agreement with the Federal Energy Regulatory Commission (FERC) comprised of an uncontested settlement of all aspects of its 2006 General Rate Case. On January 7, 2008, the FERC issued an order approving the settlement. The settlement rates are effective retroactive to January 1, 2007.

▪
In November 2007, a non-routine application was filed with the Alberta Energy and Utilities Board (EUB) for a North Central Corridor pipeline expansion of the Alberta System. The project will provide capacity needed to address increasing gas supply in northwest Alberta, declining gas supply in northeast Alberta, growing intra-Alberta markets resulting largely from increased oil sands development and reduced delivery capability to interconnecting pipelines at the Alberta-Saskatchewan border. The estimated cost of this project is $983 million with construction expected to begin late 2008, subject to regulatory approval. The project is expected to be completed in two stages with the first stage completed in April 2009 and the second in April 2010.

▪
On November 30, 2007, TransCanada submitted an application for license to construct the Alaska Pipeline project under the Alaska Gasline Inducement Act (AGIA). On January 4, 2008, the State of Alaska announced that TransCanada had submitted a complete AGIA application and would be advancing to the Public Comment stage. No other applicant met all the AGIA requirements. If approved by the Administration and the Legislature, TransCanada could be granted the AGIA License later this year.

▪
In November 2007, Trans Québec & Maritimes (TQM) filed an application with the National Energy Board (NEB) for approval of a three-year partial negotiated settlement, concerning all matters except cost of capital, with interested parties for the years 2007 to 2009. In December 2007, TQM filed a cost of capital application for the years 2007 and 2008. The application requests approval of an 11 per cent return on 40 per cent deemed common equity. TQM’s rates currently reflect the NEB return on equity (ROE) formula on 30 per cent deemed common equity. The cost of capital hearing is expected to commence on September 23, 2008.

▪
Portland Natural Gas Transmission System (PNGTS) and the Gas Transmission Northwest System reached agreement with Calpine Corporation for allowed unsecured claims in the Calpine bankruptcy of US$125 million and US$192.5 million, respectively.  These claims are expected to be settled in first quarter 2008 when creditors are expected to receive shares in the re-organized Calpine.  These shares will be subject to market price moves as the new Calpine shares begin to trade in the market. Claims for Nova Gas Transmission Ltd. and Foothills Pipe Lines (South B.C.) Ltd. for $31.6 million and $44.4 million, respectively, were both received in January 2008 and are for the benefit of the shippers.

FOURTH QUARTER NEWS RELEASE 2007 –  TRANSCANADA [4

Energy

▪
In January 2008, a milestone in the Bruce A Units 1 and 2 restart and refurbishment project was completed when the sixteenth and final new steam generator was installed.  With the completion of this stage of the project, the authorized funding for Units 1 and 2 has been increased from $2.75 billion to approximately $3.0 billion.  Bruce Power is currently preparing a comprehensive estimate of the cost to complete the Unit 1 and 2 restart.  This process is expected to result in a further increase in the total project cost.  Project cost increases are subject to the capital cost risk and reward sharing mechanism under the agreement with the Ontario Power Authority.  Bruce A Units 1 and 2 are expected to produce an additional 1,500 megawatts (MW) when completed in 2010.

▪
Broadwater Energy, LLC achieved another major milestone on January 11, 2008 as the FERC issued its FEIS for the Broadwater project, the proposed offshore liquefied natural gas (LNG) facility in Long Island Sound, New York. FERC has reaffirmed its conclusions that Broadwater is an environmentally responsible way to meet the region’s natural gas needs in the coming years, given the alternatives. This includes consideration of the project’s purpose and need and the environmental impacts associated with the location, design, and construction methods of the alternatives. The New York State Department of State is expected to release a decision on the Coastal Zone Management Act in first quarter 2008.

▪
The second phase of the Cartier Wind project, the 100.5 MW Anse-à-Valleau wind farm, was placed into service in November 2007.  In addition, Cartier Wind began construction of its third phase of the project, the 109.5 MW Carleton wind farm.

▪
On January 15, 2008, Maine’s Land Use Regulatory Commission Hearing approved a Land Use Permit for the Kibby Wind power project, a proposed wind farm along Kibby Mountain and Kibby Range in the Boundary Mountains of Maine. The Kibby Wind power project includes 44 wind turbines and is expected to produce approximately 132 MW of electricity. Subject to receipt of U.S. federal and state approvals, construction of the new facilities could begin in early 2008.

▪
In November 2007, TransCanada entered into an agreement with Hydro-Québec to temporarily suspend all electricity generation from the Bécancour power plant during 2008. The agreement, which was requested by Hydro-Québec as a result of their excess electricity supply, was approved by Québec’s Régie de l’énergie in December 2007. The agreement also provides Hydro-Québec the option to extend the temporary suspension to 2009. TransCanada will receive payments under the agreement similar to those that would have been received under normal course operation.

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Fourth Quarter and Year End 2007 Financial Highlights

Operating Results	Three months ended December 31		Year ended December 31
(unaudited)
(millions of dollars)	2007	2006	2007	2006

Revenues	2,189	2,091	8,828	7,520

Net Income
Continuing operations	377	269	1,223	1,051
Discontinued operations	-	-	-	28
	377	269	1,223	1,079

Comparable Earnings (1)	307	257	1,107	925

Cash Flows
Funds generated from operations (1)	741	660	2,621	2,378
(Increase)/decrease in operating working capital	(46)	(167)	215	(303)
Net cash provided by operations	695	493	2,836	2,075

Capital Expenditures	595	570	1,651	1,572
Acquisitions, Net of Cash Acquired	1	112	4,223	470

	Three months ended December 31		Year ended December 31
Common Share Statistics	2007	2006	2007	2006

Net Income Per Share - Basic
Continuing operations	$0.70	$0.55	$2.31	$2.15
Discontinued operations	-	-	-	0.06
	$0.70	$0.55	$2.31	$2.21

Comparable Earnings Per Share - Basic (1)	$0.57	$0.53	$2.09	$1.90

Dividends Declared Per Share	$0.34	$0.32	$1.36	$1.28

Basic Common Shares Outstanding (millions)
Average for the period	539	489	530	488
End of period	540	489	540	489

(1)	For a further discussion of comparable earnings, funds generated from operations and comparable earnings per share, refer to the Non-GAAP Measures section in this News Release.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [6

Forward-Looking Information

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. All forward-looking statements are based on TransCanada’s beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TransCanada's actual results and experience to differ materially from the anticipated results or other expectations expressed.  For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

TransCanada uses the measures "comparable earnings", "comparable earnings per share" "funds generated from operations" and “operating income” in this news release. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are therefore considered to be non-GAAP measures. These measures are unlikely to be comparable to similar measures presented by other entities. These measures have been used to provide readers with additional information on TransCanada’s operating performance, liquidity and its ability to generate funds to finance its operations. These measures are used by Management to increase comparability of financial results between reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations.

Comparable earnings is comprised of net income from continuing operations adjusted for specific items that are significant and not typical of the Company’s operations. The identification of specific items is subjective and management uses judgement in determining the items to be excluded in calculating comparable earnings. Specific items may include, but are not limited to, certain income tax refunds and adjustments, gains or losses on sales of assets, legal settlements and bankruptcy settlements received from former customers. A reconciliation of comparable earnings to net income is presented in the Consolidated Results of Operation section in this news release. Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

Funds generated from operations is comprised of net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the Fourth Quarter and year-end 2007 Financial Highlights chart in this news release.

Operating income is used in the Energy segment and is comprised of revenues less operating expenses as shown on the consolidated income statement. A reconciliation of operating income to net earnings is presented in the Energy section in this News Release.

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Consolidated Results of Operations

Reconciliation of Comparable Earnings to Net Income
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars except per share amounts)	2007	2006	2007	2006
Pipelines
Comparable earnings	202	126	686	529
Specific items:
Bankruptcy settlement with Mirant	-	-	-	18
Gain on sale of Northern Border Partners, L.P. interest	-	-	-	13
Net earnings	202	126	686	560

Energy
Comparable earnings	114	132	466	429
Specific items:
Income tax reassessments and adjustments	30	-	34	23
Gain on sale of land	14	-	14	-
Net earnings	158	132	514	452

Corporate
Comparable expenses	(9)	(1)	(45)	(33)
Specific item:
Income tax reassessments and adjustments	26	12	68	72
Net earnings	17	11	23	39
Net Income
Continuing operations (1)	377	269	1,223	1,051
Discontinued operations	-	-	-	28
Net Income	377	269	1,223	1,079

Net Income Per Share
Continuing operations (2)	$0.70	$0.55	$2.31	$2.15
Discontinued operations	-	-	-	0.06
Basic	$0.70	$0.55	$2.31	$2.21
Diluted	$0.70	$0.54	$2.30	$2.20

(1) Comparable Earnings	307	257	1,107	925
Specific items (net of tax, where applicable):
Income tax reassessments and adjustments	56	12	102	95
Gain on sale of land	14	-	14	-
Bankruptcy settlement with Mirant	-	-	-	18
Gain on sale of Northern Border Partners, L.P. interest	-	-	-	13
Net Income from Continuing Operations	377	269	1,223	1,051

(2) Comparable Earnings Per Share	$0.57	$0.53	$2.09	$1.90
Specific items - per share
Income tax reassessments and adjustments	0.10	0.02	0.19	0.18
Gain on sale of land	0.03	-	0.03	-
Bankruptcy settlement with Mirant	-	-	-	0.04
Gain on sale of Northern Border Partners, L.P. interest	-	-	-	0.03
Net Income Per Share from Continuing Operations	$0.70	$0.55	$2.31	$2.15

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TransCanada’s net income and net earnings in fourth quarter 2007 were $377 million or $0.70 per share compared to $269 million or $0.55 per share in fourth quarter 2006, an increase of $108 million or $0.15 per share. This increase reflects the impact of favourable income tax adjustments of $56 million in fourth quarter 2007 as a result of changes in Canadian federal income tax legislation, compared to income tax refunds and related interest of $12 million in fourth quarter 2006. The increase is also due to additional earnings from the acquisition of ANR in February 2007 and the start up of the Edson facility in December 2006, the positive impact of the settlements for both the Gas Transmission Northwest System and the Canadian Mainline, a $14-million after-tax ($16 million pre-tax) gain on the sale of land and lower operating costs on the Alberta System. Lower realized power prices in Alberta and a lower contribution from Bruce Power partially offset these increases to net earnings in fourth quarter 2007 compared to fourth quarter 2006. On a per share basis, net income in fourth quarter 2007 increased $0.15 per share compared to fourth quarter 2006, even though the Company had an increased number of shares outstanding following the Company’s share issuances in 2007.

Comparable earnings for fourth quarter 2007 were $307 million or $0.57 per share, compared to $257 million or $0.53 per share for the same period in 2006. Comparable earnings excluded the above-mentioned $56-million and $12-million positive income tax adjustments in fourth quarter 2007 and 2006, respectively, as well as the $14-million gain on sale of land in fourth quarter 2007.

Net income was $1,223 million or $2.31 per share for the year ended December 31, 2007, compared to net income of $1,079 million or $2.21 per share for the same period in 2006. Net income for the year ended December 31, 2006 included net income from discontinued operations of $28 million or $0.06 per share, reflecting bankruptcy settlements with Mirant related to TransCanada’s Gas Marketing business divested in 2001.

Net earnings were $1,223 million or $2.31 per share for the year ended December 31, 2007 compared to $1,051 million or $2.15 per share for the same period in 2006. The increase in net earnings for the year ended December 31, 2007 compared to the same period in 2006 is primarily due to additional earnings from the acquisition of ANR and the first full year of earnings in 2007 from both the Bécancour and Edson facilities, the positive impact of the settlements for both the Gas Transmission Northwest System and the Canadian Mainline and the $14-million gain on the sale of land. A lower contribution from Bruce Power partially offset these increases in net earnings for the year ended December 31, 2007 compared to the same period in 2006.  The increase in net earnings also reflects the impact of favourable income tax adjustments of $102 million in 2007 compared to favourable income tax adjustments of $95 million in 2006. In addition, net earnings in 2006 included an $18-million after-tax ($29 million pre-tax) bankruptcy settlement with Mirant and a $13-million after-tax ($23 million pre-tax) gain on the sale of TransCanada’s general partner interest in Northern Border Partners, L.P. On a per share basis, net earnings for 2007 increased $0.16 per share compared to 2006, even though the Company had an increased number of shares outstanding following the Company’s share issuances in 2007.

Comparable earnings for the year ended December 31, 2007 were $1,107 million or $2.09 per share, compared to $925 million or $1.90 per share for the same period in 2006. Comparable earnings for the year ended December 31, 2007 excluded the positive income tax adjustments of $102 million and the $14-million after-tax gain on sale of land. Comparable earnings for the year ended December 31, 2006, excluded the $95-million favourable income tax adjustments, the $18-million bankruptcy settlement with Mirant and the $13-million gain on the sale of TransCanada’s interest in Northern Border Partners, L.P.

Results from each business segment for the three months and year ended December 31, 2007 are discussed further in the Pipelines, Energy and Corporate sections of this news release.

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Funds generated from operations of $741 million and $2,621 million for the three months and year ended December 31, 2007, respectively, increased $81 million and $243 million, respectively, compared to the same periods in 2006.

Pipelines

The Pipelines business generated net earnings and comparable earnings of $202 million in fourth quarter 2007, an increase of $76 million compared to $126 million in fourth quarter 2006.

Net earnings for the year ended December 31, 2007 were $686 million compared to $560 million in 2006. Excluding the $18-million Mirant settlement in first quarter 2006 and the $13-million gain on the sale of TransCanada’s interest in Northern Border Partner’s L.P. in second quarter 2006, comparable earnings increased $157 million compared to 2006.

Pipelines Results-at-a-Glance
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2007	2006	2007	2006
Wholly Owned Pipelines
Canadian Mainline	72	60	273	239
Alberta System	41	34	138	136
ANR (1)	35		104
GTN	32	7	58	46
Foothills (2)	6	6	26	27
	186	107	599	448
Other Pipelines
Great Lakes (3)	11	11	47	44
Iroquois	4	4	15	15
Portland	4	3	11	13
TC PipeLines LP (4)	4	1	18	4
Ventures LP	2	3	11	12
TQM	1	2	6	7
TransGas	5	3	15	11
Gas Pacifico/INNERGY	1	3	3	8
Tamazunchale (5)	3	2	10	2
Northern Development	(4)	(2)	(7)	(5)
General, administrative, support costs and other	(15)	(11)	(42)	(30)
	16	19	87	81
Comparable Earnings	202	126	686	529
Bankruptcy settlement with Mirant	-	-		18
Gain on sale of Northern Border Partners, L.P. interest		-		13
Net Earnings	202	126	686	560

(1)	ANR's results include operations since February 22, 2007.
(2)	Foothills' results reflect the combined operations of Foothills and the BC System. Effective April 1, 2007, Foothills and BC System were integrated.
(3)	Great Lakes' results reflect TransCanada's 53.55 per cent ownership in Great Lakes since February 22, 2007 and 50 per cent ownership prior to that date.
(4)
TC PipeLines, LP's results include TransCanada's effective ownership of an additional 15 per cent in Great Lakes as a result of TransCanada's 32.1 per cent interest in TC PipeLines, LP since February 22, 2007, as well as an additional 20 per cent ownership of Northern Border and an additional 49 per cent ownership of Tuscarora since April 6, 2006 and December 19, 2006, respectively.

(5)	Tamazunchale's results include operations since December 1, 2006.

FOURTH QUARTER NEWS RELEASE – TRANSCANADA [10

Wholly Owned Pipelines

Canadian Mainline's net earnings increased $12 million and $34 million for the three months and year ended December 31, 2007, respectively, compared to the corresponding periods in 2006. These increases reflect the impact of a five-year tolls settlement (the Settlement) on the Canadian Mainline, effective January 1, 2007 to December 31, 2011. The Settlement with interested stakeholders was approved by the NEB in May 2007 and included an increase in the deemed common equity ratio from 36 per cent to 40 per cent. In addition to the positive impact of the increase in deemed common equity ratio in the Settlement, Canadian Mainline’s net earnings increased due to certain performance-based incentive arrangements and operations, maintenance and administrative (OM&A) cost savings. Partially offsetting these increases were the negative impacts of a lower allowed ROE of 8.46 per cent in 2007 (8.88 per cent in 2006) and a lower average investment base.

Alberta System’s net earnings of $41 million in fourth quarter 2007 increased $7 million compared to $34 million in the same quarter of 2006. Net earnings for the year ended December 31, 2007 of $138 million increased $2 million compared to 2006. These increases were mainly due to OM&A cost savings, partially offset by a lower investment base as well as a lower allowed ROE in 2007.  Earnings in 2007 reflect an ROE of 8.51 per cent compared to 8.93 per cent in 2006, both on deemed common equity of 35 per cent.

For the three months ended December 31, 2007 and the period from acquisition to December 31, 2007, ANR’s net earnings were $35 million and $104 million, respectively, in line with the Company’s expectations. TransCanada completed the acquisition of ANR on February 22, 2007 and included its net earnings from this date. ANR’s revenues are primarily derived from its interstate natural gas transmission, storage, gathering and related services. Due to the seasonal nature of the business, ANR’s volumes, revenues and net earnings are generally expected to be higher in the winter months.

GTN’s comparable earnings for the three months and year ended December 31, 2007, increased $25 million and $12 million, respectively, compared to the same periods in 2006 primarily due to the positive impact of a rate case settlement included in fourth quarter 2007. In fourth quarter 2007, GTN recorded the full year impact for the rate case settlement upon approval by the FERC in January 2008. GTN’s 2007 financial results had reflected revenues based on 2006 rates for transportation service. The positive impact of the rate case settlement on net earnings was partially offset by the impact of lower long-term firm contracted volumes and a weaker U.S. dollar in 2007. In addition, comparable earnings in 2007 was negatively impacted by a higher provision taken in 2007 for non-payment of contract revenues from a subsidiary of Calpine Corporation that filed for bankruptcy protection.

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Operating Statistics
						Gas
						Transmission
	Canadian		Alberta			Northwest
Year ended December 31	Mainline(1)		System(2)		ANR (3) (4)	System(3)		Foothills (5)
(unaudited)	2007	2006	2007	2006	2007	2007	2006	2007	2006
Average investment base
($ millions)	7,292	7,459	4,224	4,287	n/a	n/a	n/a	818	850
Delivery volumes (Bcf)
Total	3,183	2,955	4,020	4,051	1,210	827	790	1,441	1,403
Average per day	8.7	8.1	11.0	11.1	3.8	2.3	2.2	3.9	3.8

(1)	Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the year ended December 31, 2007 were 2,199 Bcf (2006 - 2,224 Bcf); average per day was 6.0 Bcf (2006 - 6.1 Bcf).
(2)	Field receipt volumes for the Alberta System for the year ended December 31, 2007 were 4,047 Bcf (2006 - 4,160 Bcf); average per day was 11.1 Bcf (2006 - 11.4 Bcf).
(3)	ANR and the Gas Transmission Northwest System results are not impacted by current average investment base as these systems operate under a fixed rate model approved by the FERC.
(4)	ANR includes results of pipeline operations since February 22, 2007.
(5)	Foothills reflects the combined operations of Foothills and the BC System. Effective April 1, 2007, Foothills and BC System were integrated.

Other Pipelines

TransCanada’s proportionate share of net earnings from Other Pipelines was $16 million for the three months ended December 31, 2007 compared to $19 million for the same period in 2006. Increased earnings from TC PipeLines, LP, primarily due to TransCanada’s increased partnership interest and TC PipeLines, LP’s acquisition of an additional 46.45 per cent interest in Great Lakes, were more than offset by the impact of higher project development and support costs associated with growing the Pipelines business.

Other Pipelines’ comparable earnings for the year ended December 31, 2007 were $87 million compared to $81 million in the corresponding period in 2006. Earnings increased due to higher earnings for TC PipeLines, LP, primarily due to TransCanada’s increased partnership interest and TC PipeLines, LP’s Great Lakes and Northern Border acquisitions in February 2007 and April 2006, respectively. Earnings also increased due to earnings from the Tamazunchale pipeline, which commenced commercial operations in December 2006. These increases were partially offset by higher project development and support costs associated with growing the Pipelines business and a weaker U.S. dollar.

As at December 31, 2007, TransCanada had advanced $137 million to the Aboriginal Pipeline Group with respect to the Mackenzie Gas Pipeline Project (MGP). TransCanada and its co-venturers on the MGP continue to pursue the development of the project, focusing on the regulatory process and discussions with the Canadian federal government on fiscal framework. Project timing is uncertain and is conditional upon regulatory and fiscal matters. TransCanada’s ability to recover its investment remains dependent on the successful outcome of the project.

Energy

Energy’s net earnings of $158 million in fourth quarter 2007 increased $26 million compared to $132 million in fourth quarter 2006. Excluding $30 million of positive income tax adjustments as a result of changes in Canadian federal income tax legislation and the $14 million after-tax ($16 million pre-tax) gain on sale of land previously held for power development in Ontario, comparable earnings of $114 million decreased $18 million in fourth quarter 2007.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [12

Energy’s net earnings for the year ended December 31, 2007 of $514 million increased $62 million compared to $452 million for the same period in 2006. Excluding the $34 million and $23 million of income tax adjustments in 2007 and 2006, respectively, and the $14 million gain on sale of land in 2007, Energy’s comparable earnings for the year ended December 31, 2007 increased $37 million to $466 million.

Energy Results-at-a-Glance
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2007	2006	2007	2006
Bruce Power	43	59	167	235
Western Power Operations	58	109	308	297
Eastern Power Operations	66	55	255	187
Natural Gas Storage	57	30	146	93
General, administrative, support costs and other	(45)	(44)	(158)	(144)
Operating income	179	209	718	668
Financial charges	(6)	(6)	(22)	(23)
Interest income and other	2	-	10	5
Income taxes	(61)	(71)	(240)	(221)
Comparable Earnings	114	132	466	429
Gain on sale of land	14	-	14	-
Income tax adjustments	30	-	34	23
Net Earnings	158	132	514	452

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [13

Bruce Power
Bruce Power Results-at-a-Glance	Three months ended December 31		Year ended December 31, 2007
(unaudited)	2007	2006	2007	2006
Bruce Power (100 per cent basis)
(millions of dollars)
Revenues
Power	493	465	1,920	1,861
Other (1)	28	28	113	71
	521	493	2,033	1,932
Operating expenses
Operations and maintenance(2)	(258)	(256)	(1,051)	(912)
Fuel	(28)	(28)	(104)	(96)
Supplemental rent(2)	(42)	(43)	(170)	(170)
Depreciation and amortization	(36)	(35)	(151)	(134)
	(364)	(362)	(1,476)	(1,312)
Operating Income	157	131	557	620

TransCanada's proportionate share - Bruce A	(5)	42	24	91
TransCanada's proportionate share - Bruce B	53	16	161	137
TransCanada's proportionate share	48	58	185	228
Adjustments	(5)	1	(18)	7
TransCanada's operating income from
Bruce Power	43	59	167	235

Bruce Power - Other Information
Plant availability
Bruce A	68%	97%	78%	81%
Bruce B	93%	85%	89%	91%
Combined Bruce Power	86%	89%	86%	88%
Planned outage days
Bruce A	46	-	121	81
Bruce B	13	43	93	65
Unplanned outage days
Bruce A	6	2	17	37
Bruce B	3	10	32	31
Sales volumes (GWh) (3)
Bruce A - 100 per cent	2,250	3,210	10,180	10,650
TransCanada's proportionate share	1,096	1,564	4,959	5,158
Bruce B - 100 per cent	6,670	6,030	25,290	25,820
TransCanada's proportionate share	2,108	1,905	7,992	8,159
Combined Bruce Power - 100 per cent	8,920	9,240	35,470	36,470
TransCanada's proportionate share	3,204	3,469	12,951	13,317
Results per MWh (4)
Bruce A power revenues	$60	$59	$59	$58
Bruce B power revenues	$54	$46	$52	$48
Combined Bruce Power revenues	$56	$50	$55	$51
Combined Bruce Power fuel	$3	$3	$3	$3
Combined Bruce Power operating expenses (5)	$40	$38	$41	$35
Percentage of output sold to spot market	44%	30%	45%	35%

(1)
Includes fuel cost recoveries for Bruce A of $10 million and $35 million for the three months and year ended December 31, 2007, respectively ($11 million and $30 million for the three months and year ended December 31, 2006, respectively). Includes changes in fair value of held-for-trading derivatives of $11 million and $47 million for the three months and year ended December 31, 2007, respectively (nil for each of the three months and year ended December 31, 2006).

(2)	Includes adjustments to eliminate the effects of inter-partnership transactions between Bruce A and Bruce B.
(3)	Gigawatt hours.
(4)	Megawatt hours.
(5)	Net of fuel cost recoveries.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [14

TransCanada’s operating income of $43 million from its combined investment in Bruce Power decreased $16 million in fourth quarter 2007 compared to fourth quarter 2006.  TransCanada’s proportionate share of operating income in Bruce B increased $37 million to $53 million in fourth quarter 2007 due to the positive impact of higher realized prices, higher generation volumes and lower operating costs as a result of fewer planned outage days in fourth quarter 2007 compared to the same period in 2006. TransCanada’s proportionate share of operating income in Bruce A decreased by $47 million from $42 million in fourth quarter 2006 primarily due to lower generation volumes and higher operating costs related to the significant increase in planned outage days in fourth quarter 2007 compared to fourth quarter 2006. Higher post-employment benefit costs and lower positive purchase price amortizations related to the expiry of power sales agreements also contributed to the decrease in TransCanada’s operating income from its combined investment in Bruce Power in fourth quarter 2007 compared to the same period in 2006.

TransCanada’s share of Bruce Power’s generation for fourth quarter 2007 decreased 265 GWh to 3,204 GWh, compared to 3,469 GWh in fourth quarter 2006, as a result of an increase in planned maintenance outage days at Bruce A in fourth quarter 2007. Bruce B power prices achieved during fourth quarter 2007 were $54 per MWh compared to $46 per MWh in fourth quarter 2006, primarily due to higher spot market prices in Ontario. Bruce A power prices were consistent with 2007 due to the contracted fixed price. Bruce Power’s combined operating expenses (net of fuel cost recoveries) in fourth quarter 2007 increased to $40 per MWh from $38 per MWh in fourth quarter 2006 primarily due to lower combined output.

TransCanada’s operating income from its investment in Bruce Power for the year ended December 31, 2007 was $167 million compared to $235 million for the same period in 2006.  TransCanada’s proportionate share of operating income in Bruce B increased $24 million to $161 million for the year ended December 31, 2007 primarily due to higher realized power prices, partially offset by higher operating costs associated with an increase in planned outage days in 2007, compared to 2006. TransCanada’s proportionate share of operating income in Bruce A decreased $67 million to $24 million for the year ended December 31, 2007 primarily due to lower output and higher operating costs associated with an increase in planned outage days in 2007 compared to 2006. Higher post-employment benefit costs and lower positive purchase price amortizations related to the expiry of power sales agreements also contributed to the decrease in TransCanada’s operating income from its combined investment in Bruce Power for the year ended December 31, 2007 compared to 2006.

The overall plant availability percentage in 2008 is expected to be in the low 90s for the four Bruce B units and in the low 80s for the two operating Bruce A units. A planned outage for Bruce B Unit 7 started at the end of January 2008 and is expected to be completed in March 2008. A planned maintenance outage for Bruce B Unit 5 is scheduled for early May 2008 and is expected to be completed in late second quarter 2008.  Bruce A Unit 4 has a one-month outage scheduled to start late March 2008. A two-month outage scheduled for Bruce A Unit 3 is expected to commence mid-September 2008.

Income from Bruce B is directly impacted by the fluctuations in wholesale spot market prices for electricity. Net earnings from both Bruce A and Bruce B units are impacted by overall plant availability, which in turn is impacted by scheduled and unscheduled maintenance. As a result of a contract with the Ontario Power Authority (OPA), all of the output from Bruce A in fourth quarter 2007 was sold at a fixed price of $59.69 per MWh (before recovery of fuel costs from the OPA) compared to $58.63 per MWh for fourth quarter 2006. Sales from the Bruce B Units 5 to 8 were subject to a floor price of $46.82 per MWh in fourth quarter 2007 and $45.99 per MWh in fourth quarter 2006. Both the Bruce A and Bruce B reference prices are adjusted annually for inflation on April 1. Payments received pursuant to the Bruce B floor price mechanism are subject to a recapture payment dependent on annual spot prices over the term of the contract.  Bruce B net earnings do not include any amounts received under this floor price mechanism to date. To further reduce its exposure to spot market prices, Bruce B has entered into fixed price sales contracts to sell forward approximately 10,200 GWh for 2008.

 FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [15

As at December 31, 2007, Bruce A had incurred capital costs of $1.9 billion with respect to the revised restart and refurbishment of Units 1 and 2, and additional costs of $0.2 billion with respect to Units 3 and 4.

Western Power Operations
Western Power Operations Results-at-a-Glance
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2007	2006	2007	2006
Revenues
Power	245	378	1,045	1,185
Other (1)	18	35	89	169
	263	413	1,134	1,354
Commodity purchases resold
Power	(154)	(233)	(608)	(767)
Other (2)	(12)	(32)	(65)	(135)
	(166)	(265)	(673)	(902)
Plant operating costs and other	(35)	(35)	(135)	(135)
Depreciation	(4)	(4)	(18)	(20)
Operating income	58	109	308	297

(1) Other revenue includes natural gas sold and Cancarb Thermax.
(2) Other commodity purchases resold includes the cost of natural gas sold.

Western Power Operations Sales Volumes
(unaudited)	Three months ended December 31		Year ended December 31
(GWh)	2007	2006	2007	2006
Supply
Generation	471	637	2,154	2,259
Purchased
Sundance A & B and Sheerness PPAs	3,209	3,192	12,199	12,712
Other purchases	206	445	1,433	1,905
	3,886	4,274	15,786	16,876
Sales
Contracted	2,644	3,514	11,998	12,750
Spot	1,242	760	3,788	4,126
	3,886	4,274	15,786	16,876

Western Power Operations’ operating income of $58 million in fourth quarter 2007 decreased $51 million compared to $109 million in fourth quarter 2006. This decrease was primarily due to lower overall realized power prices and lower market heat rates on higher uncontracted volumes of power sold, partially offset by lower power purchase arrangement (PPA) costs.  Average spot market power prices in Alberta decreased 47 per cent, or $55 per MWh, in fourth quarter 2007 compared to fourth quarter 2006.  The power price decrease was also the main contributor to an approximate 43 per cent decrease in market heat rates, partially offset by an 11 per cent, or $0.73 per gigajoule (GJ), decrease in average spot market natural gas prices in Alberta in fourth quarter 2007 compared to the same quarter in 2006.  The market heat rate is determined by dividing the average price of power per MWh by the average price of natural gas per GJ for a given period.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [16

Western Power Operations’ revenues decreased in fourth quarter 2007, compared to fourth quarter 2006 primarily due to the lower overall realized power prices. Also contributing to this decrease were lower generation volumes as a result of reduced dispatch of Alberta cogeneration assets during periods of uneconomic market conditions and maintenance outages at the MacKay River and Cancarb facilities. Commodity purchases resold decreased in fourth quarter 2007, compared to fourth quarter 2006, primarily due to lower PPA costs and the expiry of certain retail contracts.

Western Power Operations manages the sale of its power on a portfolio basis. A portion of its power is sold on the spot market for operational reasons and the amount of supply volumes eventually sold into the spot market is dependent upon the ability to transact in forward sales markets at acceptable contract terms. This approach to portfolio management assists in minimizing costs in situations where Western Power Operations would otherwise have to purchase electricity in the open market to fulfill its contractual sales obligations. Approximately 32 per cent of power sales volumes were sold into the spot market in fourth quarter 2007 compared to approximately 18 per cent in fourth quarter 2006.  To reduce its exposure to spot market prices on uncontracted volumes, as at December 31, 2007, Western Power Operations had fixed-price power sales contracts to sell approximately 9,200 GWh for 2008.

Western Power Operations’ operating income for the year ended December 31, 2007 increased $11 million to $308 million compared to the same period in 2006.  This increase was primarily due to lower PPA costs, partially offset by slightly lower overall realized power prices. Western Power Operations’ strategy is to reduce its exposure to lower spot market prices by contracting the majority of its volumes.

Eastern Power Operations

Eastern Power Operations Results-at-a-Glance (1)
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2007	2006	2007	2006
Revenue
Power	346	262	1,481	789
Other (2)	53	68	239	292
	399	330	1,720	1,081
Commodity purchases resold
Power	(169)	(95)	(755)	(379)
Other (2)	(45)	(61)	(208)	(257)
	(214)	(156)	(963)	(636)
Plant operating costs and other	(107)	(108)	(454)	(226)
Depreciation	(12)	(11)	(48)	(32)
Operating income	66	55	255	187

(1)	Includes Bécancour, Baie-des-Sables, and Anse-à-Valleau effective September 17, 2006, November 21, 2006 and November 10, 2007, respectively.
(2)	Other includes the cost of natural gas sold.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [17

Eastern Power Operations Sales Volumes (1)
(unaudited)	Three months ended December 31		Year ended December 31
(GWh)	2007	2006	2007	2006
Supply
Generation	2,129	2,007	8,095	4,700
Purchased	1,811	760	6,986	3,091
	3,940	2,767	15,081	7,791
Sales
Contracted	3,798	2,659	14,505	7,374
Spot	142	108	576	417
	3,940	2,767	15,081	7,791

(1)	Includes Bécancour, Baie-des-Sables, and Anse-à-Valleau effective September 17, 2006, November 21, 2006 and November 10, 2007, respectively.

Eastern Power Operations’ operating income increased $11 million to $66 million for the three months ended December 31, 2007, compared to the same period in 2006. The increase was primarily due to payments received under the newly-designed forward capacity market in New England and increased earnings from higher sales volumes to commercial and industrial customers. These positive impacts to earnings were partially offset by decreased generation from the TC Hydro facilities, which had above-normal water flows in fourth quarter 2006.

Generation volumes in fourth quarter 2007 of 2,129 GWh increased 122 GWh compared to 2,007 GWh in fourth quarter 2006, primarily due to the increased output from the Ocean State Power generation assets, partially offset by decreased output from the TC Hydro generation assets, which had above-normal water flows in 2006.

Eastern Power Operations’ power revenues of $346 million increased $84 million in fourth quarter 2007, compared to fourth quarter 2006, primarily due to increased sales volumes to commercial and industrial customers, and incremental revenue received under the forward capacity market which began operating in New England in December 2006. Power commodity purchases resold of $169 million and purchased power volumes of 1,811 GWh were significantly higher in fourth quarter 2007, compared to fourth quarter 2006, primarily due to the impact of increased purchases to supply increased sales volumes to wholesale, commercial and industrial customers. Plant operating costs and other of $107 million, which includes fuel gas consumed in generation, were consistent in fourth quarter 2007 compared to the same period in 2006.

Power sales volumes sold into the spot market of approximately four per cent in fourth quarter 2007 are comparable with the same period in 2006.  Eastern Power Operations is focused on selling the majority of its power under contract to wholesale, commercial and industrial customers, while managing a portfolio of power supplies sourced from its own generation and wholesale power purchases. To reduce its exposure to spot market prices, as at December 31, 2007, Eastern Power Operations had entered into fixed price power sales contracts to sell approximately 8,200 GWh for 2008, although certain contracted volumes are dependent on customer usage levels.

Eastern Power Operations’ operating income for the year ended December 31, 2007 increased $68 million to $255 million compared to the same period in 2006. The increase was primarily due to incremental income earned in 2007 from the first full year of operations of the 550 MW Bécancour cogeneration plant, payments received under the forward capacity market in New England and the startup of the Anse-à-Valleau and Baie-des-Sables wind farms at the Cartier Wind project in November 2007 and 2006, respectively. Partially offsetting these positive impacts was decreased generation from the TC Hydro facilities resulting from reduced water flows.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [18

Power Plant Availability

Weighted Average Power Plant Availability (1)
	Three months ended December 31		Year ended December 31
(unaudited)	2007	2006	2007	2006
Bruce Power	86%	89%	86%	88%
Western Power Operations (2)	79%	92%	90%	88%
Eastern Power Operations (3)	93%	89%	96%	95%
All plants, excluding Bruce Power	89%	90%	93%	93%
All plants	89%	90%	91%	91%

(1)	Plant availability represents the percentage of time in the period that the plant is available to generate power, whether actually running or not and is reduced by planned and unplanned outages.
(2)	Western Power Operations' availability was reduced in fourth quarter 2007, compared to fourth quarter 2006, due to unplanned outages at the MacKay River and Cancarb power plants.
(3)	Eastern Power Operations includes Bécancour, Baie-des-Sables, and Anse-à-Valleau effective September 17, 2006, November 21, 2006 and November 10, 2007, respectively.

Natural Gas Storage

Natural Gas Storage operating income of $57 million in fourth quarter 2007 increased $27 million compared to $30 million in fourth quarter 2006. Natural Gas Storage operating income of $146 million for the year ended December 31, 2007 increased $53 million compared to $93 million for the same period in 2006. These increases were primarily due to income earned from a full year of operations from the Edson facility. In fourth quarter 2007, operating income included a $15 million net unrealized gain resulting from the changes in fair value of proprietary natural gas inventory, forward purchase contracts and forward sale contracts. For the year ended December 31, 2007, operating income included a $10 million net unrealized gain on the changes in fair value of the proprietary natural gas inventory, forward purchase contracts and forward sale contracts.

TransCanada manages its natural gas storage assets’ exposure to seasonal natural gas price spreads by hedging storage capacity with a portfolio of third party storage capacity leases and proprietary natural gas purchases and sales. Earnings from third party storage capacity leases are recognized evenly over the term of the lease. Earnings for proprietary natural gas sales, exclusive of unrealized gains or losses from changes in fair value, are recognized when the natural gas is sold which typically occurs during the winter withdrawal season.

General, Administrative and Support Costs

General, administrative and support costs of $45 million in fourth quarter 2007 were comparable with the same period in 2006.

Broadwater

As at December 31, 2007, TransCanada had capitalized $40 million related to the Broadwater liquefied natural gas project.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [19

Corporate

Corporate net earnings for the three months ended December 31, 2007 were $17 million compared to $11 million for the same period in 2006. The increase was primarily due to $26 million of favourable income tax adjustments arising from legislated Canadian federal corporate income tax changes in fourth quarter 2007, compared to $12 million in income tax refunds and related interest in the same period in 2006. In addition, gains on derivatives used to manage the Company’s exposure to foreign exchange rate fluctuations and the impact of positive tax rate differentials were more than offset by higher financial charges, primarily resulting from financing the ANR and Great Lakes acquisitions. Corporate’s comparable expenses were $9 million and $1 million in fourth quarter 2007 and 2006, respectively, which excludes the $26-million and $12-million favourable income tax adjustments.

Net earnings from Corporate for the year ended December 31, 2007 and 2006 were $23 million and $39 million, respectively. Corporate’s net earnings decreased due to factors discussed above, and included favourable income tax reassessments and adjustments of $68 million and $72 million for the year ended December 31, 2007 and 2006, respectively. Corporate’s comparable expenses were $45 million and $33 million for the year ended December 31, 2007 and 2006, respectively, which excludes the $68-million and $72-million favourable income tax reassessments and adjustments.

Other Recent Developments

Pipelines

Alberta System

Effective January 1, 2008, the EUB was reorganized into the Alberta Utilities Commission (AUC) and the Energy Resources Conservation Board. The AUC will regulate the construction and operation of Alberta System facilities and the terms and conditions of Alberta System services, including rates.

In December 2007, TransCanada received approval to extend the deadline for submitting a 2008 General Rate Application (GRA) from fourth quarter 2007 to first quarter 2008.  This extension was granted as negotiations are continuing on a settlement of the Alberta System revenue requirement with stakeholders.  By the end of first quarter 2008, it is expected that a GRA or settlement, or some combination of the two, is expected to be filed with the AUC. The Alberta System will charge interim rates in 2008 until final rates can be determined.

On November 30, 2007, the Alberta System’s 2008 generic formula ROE was issued at 8.75 per cent for 2008, an increase from 8.51 per cent in 2007.

Canadian Mainline

In December 2007, the NEB approved the interim tolls for transportation service that TransCanada proposed to charge effective January 1, 2008. TransCanada expects to file an application with the NEB for final 2008 tolls in early second quarter 2008.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [20

On November 29, 2007, the NEB announced that Canadian Mainline’s ROE for 2008 is 8.71 per cent, an increase from 8.46 per cent in 2007.

Keystone

On November 23, 2007, TransCanada filed an application with the NEB for additional pumping facilities required to expand the Keystone oil pipeline project from a nominal capacity of approximately 435,000 barrels per day to 590,000 barrels per day.

TC Pipelines, LP

In December 2007, TC Pipelines, LP purchased a one per cent ownership interest of Tuscarora Gas Transmission Company (Tuscarora) for approximately $2 million from Sierra Pacific Resources. In a separate transaction, TC Pipelines, LP also purchased TransCanada’s one per cent ownership interest in Tuscarora for approximately $2 million. As a result of these transactions, TC PipeLines, LP owns 100 per cent of Tuscarora.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [21

Consolidated Income

(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars except per share amounts)	2007	2006	2007	2006
Revenues	2,189	2,091	8,828	7,520

Operating Expenses
Plant operating costs and other	798	715	3,030	2,411
Commodity purchases resold	412	483	1,959	1,707
Depreciation	291	272	1,179	1,059
	1,501	1,470	6,168	5,177
	688	621	2,660	2,343
Other Expenses/(Income)
Financial charges	195	213	943	825
Financial charges of joint ventures	18	25	75	92
Income from equity investments	(4)	(5)	(17)	(33)
Interest income and other	(24)	(27)	(135)	(123)
Gains on sales of assets	(16)	-	(16)	(23)
	169	206	850	738

Income from Continuing Operations before Income Taxes and Non-Controlling Interests	519	415	1,810	1,605
Income Taxes
Current	85	23	432	301
Future	28	104	58	175
	113	127	490	476

Non-Controlling Interests
Preferred share dividends of subsidiary	5	5	22	22
Non-controlling interest in TC PipeLines, LP	21	11	65	43
Other	3	3	10	13
	29	19	97	78

Net Income from Continuing Operations	377	269	1,223	1,051
Net Income from Discontinued Operations	-	-	-	28
Net Income	377	269	1,223	1,079

Net Income Per Share
Basic
Continuing operations	$0.70	$0.55	$2.31	$2.15
Discontinued operations	-	-	-	0.06
	$0.70	$0.55	$2.31	$2.21
Diluted
Continuing operations	$0.70	$0.54	$2.30	$2.14
Discontinued operations	-	-	-	0.06
	$0.70	$0.54	$2.30	$2.20
Average Shares Outstanding - Basic (millions)	539	489	530	488
Average Shares Outstanding - Diluted (millions)	542	491	532	491

See accompanying notes to the consolidated financial statements.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [22

Consolidated Cash Flows

(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2007	2006	2007	2006

Cash Generated From Operations
Net income	377	269	1,223	1,079
Depreciation	291	272	1,179	1,059
Income from equity investments less than (in excess of)
distributions received	5	(1)	(1)	(9)
Future income taxes	28	104	58	175
Non-controlling interests	29	19	97	78
Funding of employee future benefits lower than/(in excess of)
expense	25	(14)	43	(31)
Gains on sales of assets, net of current income taxes	(14)	-	(14)	(11)
Other	-	11	36	38
	741	660	2,621	2,378
(Increase)/decrease in operating working capital	(46)	(167)	215	(303)
Net cash provided by operations	695	493	2,836	2,075
Investing Activities
Capital expenditures	(595)	(570)	(1,651)	(1,572)
Acquisitions, net of cash acquired	(1)	(112)	(4,223)	(470)
Disposition of assets, net of current income taxes	35	-	35	23
Deferred amounts and other	(94)	(34)	(368)	(97)
Net cash used in investing activities	(655)	(716)	(6,207)	(2,116)

Financing Activities
Dividends on common shares	(129)	(156)	(546)	(617)
Distributions paid to non-controlling interests	(20)	(25)	(88)	(72)
Repayment of notes payable, net	(600)	(46)	(46)	(495)
Long-term debt issued	1,175	857	2,631	2,107
Reduction of long-term debt	(229)	(377)	(1,088)	(729)
Long-term debt of joint ventures issued	20	18	142	56
Reduction of long-term debt of joint ventures	(18)	(22)	(157)	(70)
Junior subordinated notes issued	-	-	1,107	-
Preferred securities redeemed	-	-	(488)	-
Common shares issued	14	14	1,711	39
Partnership units of subsidiary issued	-	-	348	-
Net cash provided by financing activities	213	263	3,526	219

Effect of Foreign Exchange Rate Changes on Cash
and Short-Term Investments	(4)	17	(50)	9

Increase in Cash and Short-Term Investments	249	57	105	187

Cash and Short-Term Investments
Beginning of period	255	342	399	212

Cash and Short-Term Investments
End of period	504	399	504	399

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [23

Consolidated Balance Sheet
(unaudited)	December 31,	December 31,
(millions of dollars)	2007	2006
ASSETS
Current Assets
Cash and short-term investments	504	399
Accounts receivable	1,116	1,004
Inventories	497	392
Other	188	297
	2,305	2,092
Long-Term Investments	63	71
Plant, Property and Equipment	23,452	21,487
Goodwill	2,633	281
Other Assets	1,877	1,978
	30,330	25,909

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable	421	467
Accounts payable	1,767	1,500
Accrued interest	261	264
Current portion of long-term debt	556	616
Current portion of long-term debt of joint ventures	30	142
	3,035	2,989
Deferred Amounts	1,107	1,029
Future Income Taxes	1,179	876
Long-Term Debt	12,377	10,887
Long-Term Debt of Joint Ventures	873	1,136
Junior Subordinated Notes	975	-
Preferred Securities	-	536
	19,546	17,453
Non-Controlling Interests
Preferred shares of subsidiary	389	389
Non-controlling interest in TC PipeLines, LP	539	287
Other	71	79
	999	755
Shareholders' Equity
Common shares	6,662	4,794
Contributed surplus	276	273
Retained earnings	3,220	2,724
Accumulated other comprehensive income	(373)	(90)
	2,847	2,634
	9,785	7,701
	30,330	25,909

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [24

Consolidated Comprehensive Income

(unaudited)	Three months ended December		Year ended December 31
(millions of dollars)	2007	2006	2007	2006
Net income	377	269	1,223	1,079
Other comprehensive income/(loss), net of income taxes
Change in foreign currency translation gains and losses on
investments in foreign operations (1)	(8)	36	(350)	6
Change in gains and losses on hedges of investments
in foreign operations (2)	2	(31)	79	(6)
Change in gains and losses on derivative instruments
designated as cash flow hedges (3)	38	-	42	-
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to
prior periods (4)	6	-	42	-
Other comprehensive income/(loss) for the period	38	5	(187)
Comprehensive income for the period	415	274	1,036	1,079

(1)	Net of income tax expense of $6 million and $101 million for the three months and year ended December 31, 2007, respectively (2006 $19 million recovery and $3 million expense, respectively).
(2)	Net of income tax expense of $1 million and $41 million for the three months and year ended December 31, 2007, respectively (2006 - $16 million recovery and $3 million recovery, respectively).
(3)	Net of income tax expense of $24 million and $27 million for the three months and year ended December 31, 2007, respectively.
(4)	Net of income tax expense of $4 million and $23 million for the three months and year ended December 31, 2007, respectively.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [25

Consolidated Shareholders’ Equity

Year ended December 31
(unaudited)
(millions of dollars)	2007	2006
Common Shares
Balance at beginning of year	4,794	4,755
Proceeds from shares issued under public offering (1)	1,683	-
Shares issued under dividend reinvestment plan	157	-
Proceeds from shares issued on exercise of stock options	28	39
Balance at end of year	6,662	4,794

Contributed Surplus
Balance at beginning of year	273	272
Issuance of stock options	3	1
Balance at end of year	276	273

Retained Earnings
Balance at beginning of year	2,724	2,269
Transition adjustment resulting from adopting new financial
instruments accounting standards	4	-
Net income	1,223	1,079
Common share dividends	(731)	(624)
Balance at end of year	3,220	2,724

Accumulated Other Comprehensive Loss
Balance at beginning of year	(90)	(90)
Transition adjustment resulting from adopting new financial instruments
accounting standards	(96)	-
Other comprehensive income	(187)	-
Balance at end of year	(373)	(90)
Total Shareholders' Equity	9,785	7,701

(1) Net of underwriting commissions and future income taxes.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [26

Accumulated Other Comprehensive Income
(unaudited) (millions of dollars)	Currency Translation Adjustment	Cash Flow Hedges	Total
Balance at December 31, 2005	(90)	-	(90)
Change in foreign currency translation gains and losses on investments in
foreign operations (1)	6	-	6
Change in gains and losses on hedge of investments in foreign operations (2)	(6)	-	(6)
Balance at December 31, 2006	(90)	-	(90)
Transition adjustment resulting from adopting new financial instruments standards (3)	-	(96)	(96)
Change in foreign currency translation gains and losses on investments in
foreign operations (1)	(350)	-	(350)
Change in gains and losses on hedge of investments in foreign operations (2)	79	-	79
Change in gains and losses on derivative instruments designated as cash flow
hedges (4)	-	42	42
Reclassification to net income of gains and losses on derivative instruments
designated as cash flow hedges pertaining to prior periods (5) (6)	-	42	42
Balance at December 31, 2007	(361)	(12)	(373)

(1)	Net of income tax expense of $101 million for the year ended December 31, 2007 (2006 - $3 million expense).
(2)	Net of income tax expense of $41 million for the year ended December 31, 2007 (2006 - $3 million recovery).
(3)	Net of income tax expense of $44 million for the year ended December 31, 2007.
(4)	Net of income tax expense of $27 million for the year ended December 31, 2007.
(5)	Net of income tax expense of $23 million for the year ended December 31, 2007.
(6)	During the next 12 months, the amount reclassified to net income from accumulated other comprehensive loss for gains and losses from cash flow hedges is not expected to be significant.

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [27

Segmented Information

Three months ended December 31	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	1,212	1,034	977	1,057	-	-	2,189	2,091
Plant operating costs and other	(448)	(386)	(348)	(329)	(2)	-	(798)	(715)
Commodity purchases resold	(1)	-	(411)	(483)	-	-	(412)	(483)
Depreciation	(252)	(235)	(39)	(36)	-	(1)	(291)	(272)
	511	413	179	209	(2)	(1)	688	621
Financial charges and non-controlling interests	(165)	(194)	-	-	(59)	(38)	(224)	(232)
Financial charges of joint ventures	(12)	(19)	(6)	(6)	-	-	(18)	(25)
Income from equity investments	4	5	-	-	-	-	4	5
Interest income and other	3	8	2	-	19	19	24	27
Gain on sale of assets	-	-	16	-	-	-	16	-
Income taxes	(139)	(87)	(33)	(71)	59	31	(113)	(127)
Income from Continuing Operations	202	126	158	132	17	11	377	269
Income from Discontinued Operations							-	-
Net Income							377	269

Year ended December 31	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	4,712	3,990	4,116	3,530	-	-	8,828	7,520
Plant operating costs and other	(1,670)	(1,380)	(1,353)	(1,024)	(7)	(7)	(3,030)	(2,411)
Commodity purchases resold	(72)	-	(1,887)	(1,707)	-	-	(1,959)	(1,707)
Depreciation	(1,021)	(927)	(158)	(131)	-	(1)	(1,179)	1,059)
	1,949	1,683	718	668	(7)	(8)	2,660	2,343
Financial charges and non-controlling interests	(793)	(767)	1	-	(248)	(136)	(1,040)	(903)
Financial charges of joint ventures	(52)	(69)	(23)	(23)	-	-	(75)	(92)
Income from equity investments	17	33	-	-	-	-	17	33
Interest income and other	35	67	10	5	90	51	135	123
Gain on sale of assets	-	23	16	-	-	-	16	23
Income taxes	(470)	(410)	(208)	(198)	188	132	(490)	(476)
Income from Continuing Operations	686	560	514	452	23	39	1,223	1,051
Income from Discontinued Operations							-	28
Net Income							1,223	1,079

FOURTH QUARTER NEWS RELEASE 2007 – TRANSCANADA [28

Teleconference – Audio and Slide Presentation

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the fourth quarter 2007 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate should phone 1- 866-225-6564 or 416-641-6136 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada's website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) February 5, 2008. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 3248038#. The webcast will be archived and available for replay on www.transcanada.com.

About TransCanada

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 360 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan/Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Cecily Dobson/Shela Shapiro at 1-800-608-7859 or (403) 920-7859.

Visit TransCanada's Internet site at: 0Hwww.transcanada.com